Exhibit 99.2

ASM International N.V.

ASM International Announces Receipt of Unsolicited Indicative Combined

Offer for Front-End Business Activities from Applied Materials, Inc. and Francisco Partners

BILTHOVEN, The Netherlands – June 17, 2008 – ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM). ASM International (ASMI) announces that it has received a combined, unsolicited indicative offer from Applied Materials, Inc. and Francisco Partners to acquire all front-end business activities. In this combined indicative, non-binding offer, Applied Materials reaffirms its indicative offer as previously announced on 6 June 2008 in respect of the Atomic Layer Deposition (ALD) and Plasma Enhanced Chemical Vapor Deposition (PECVD) activities, whereas Francisco Partners’ indicative offer relates to the remaining front-end activities, including epitaxy and vertical furnaces.

For the purpose of this offer, Francisco Partners has indicated an initial value of the remaining front-end business activities in the range of USD 225 million to USD 300 million, whereas Applied Materials has reaffirmed its initial value range of USD 400 million to USD 500 million for the ALD and PECVD activities.

ASMI’s management board and supervisory board will internally discuss the offer and its implications. ASMI will determine its initial position with respect to the combined offer and make a public announcement thereof in due course.

About ASM

ASM International N.V., headquartered in Bilthoven, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

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Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Mary Jo Dieckhaus

Investor Relations

+1 212-986-2900

MaryJo.Dieckhaus@asm.com

Erik Kamerbeek

Investor Relations

+31 30 229 8500

Erik.Kamerbeek@asm.com